                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):                                           ---------------------
    |X|     Form 10-K                                     SEC FILE NUMBER
    |_|     Form 20-F                                       000-22023
    |_|     Form 11-K                                  ---------------------
    |_|     Form 10-Q
    |_|     Form N-SAR                                 ---------------------
    |_|     Form N-CSR                                      CUSIP NUMBER
                                                            555904 10 1
                                                       ---------------------

                       For Period Ended: DECEMBER 31, 2004
                                         -----------------
                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                 For the Transition Period Ended:______________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

                             MACROVISION CORPORATION
--------------------------------------------------------------------------------
                             FULL NAME OF REGISTRANT

                                       N/A
--------------------------------------------------------------------------------
                            FORMER NAME IF APPLICABLE

                            2830 DE LA CRUZ BOULEVARD
--------------------------------------------------------------------------------
            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                              SANTA CLARA, CA 95050
--------------------------------------------------------------------------------
                            CITY, STATE AND ZIP CODE

--------------------------------------------------------------------------------
                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Macrovision Corporation (the "Company") is filing this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended December 31, 2004. The Company has experienced delays in completing management's assessment of the effectiveness of its internal controls over financial reporting which led to delays in the Company's independent registered accounting firm, KPMG LLP, completing the additional work required to finalize its audit of management's assessment of internal control over financial reporting. As a result of the complex nature of these new requirements under Section 404 of the Sarbanes-Oxley Act of 2002, the Company is not able to file its Form 10-K by the prescribed filing date without unreasonable effort and expense. See attached statement from the Company's independent registered accounting firm, KPMG LLP. The Company currently anticipates that it will be able to file the Form 10-K on or before the extended deadline of March 31, 2005.


      -------------------------------------------------------------------


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


       GEORGE M. MONK,
  VICE PRESIDENT & ACTING CFO             408                   562-8461
--------------------------------------------------------------------------------
            (NAME)                     (AREA CODE)         (TELEPHONE NUMBER)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


--------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             MACROVISION CORPORATION
        ----------------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March 16, 2005            By   /s/ George M. Monk
     ---------------------------     -------------------------------------------
                                     George M. Monk, Vice President & Acting CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
----------------------------------             ---------------------------------

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

--------------------------------------------------------------------------------

March 15, 2005

Macrovision Corporation
San Jose, CA 95050

Ladies and Gentlemen:

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Macrovision Corporation on or about March 15, 2005, which contains notification of the registrant's inability to file its Form 10-K by March 16, 2005. We have read the Company's statements contained in
Part III therein and we agree with the reasons as to why we have been unable to complete our audit and report on management's assessment of internal controls over financial reporting as of December 31, 2004, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP